RESULTS OF SHAREHOLDER MEETING
VIRTUS EQUITY TRUST
February 21, 2012
(UNAUDITED)

At a special meeting of shareholders of Virtus Mid-Cap Growth
Fund, a series of Virtus Equity Trust, held on February 21,
2012, shareholders voted on the following proposal:



To approve a Subadvisory Agreement between Virtus Investment Advisers, Inc. and
Kayne Anderson Rudnick Investment Management, LLC


           NUMBER OF ELIGIBLE SHARES VOTED:
        FOR                AGAINST         ABSTAIN
    2,406,221.039        155,579.475     171,060.083

Shareholders of the Fund approved the above proposal.